Enduro Royalty Trust

January 14, 2014

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	Brad Skinner, Senior Assistant Chief Accountant

Re:	Enduro Royalty Trust

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-35333

Ladies and Gentlemen:

Set forth below are the responses of Enduro Royalty Trust (the “Trust”), to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 30, 2013 with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2012 filed by the Trust on March 18, 2013 (the “Form 10-K”). Upon satisfactory conclusion of the comment process with the Staff, the Trust intends to include the revised disclosure in its next annual report on Form 10-K and in any Form 10-Q where the disclosure would be applicable.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 36

Reserves, page 36

1.	You state that Cawley, Gillespie & Associates, Inc. estimated crude oil including natural gas liquids; however, you have not provided disclosure of natural gas liquids (NGLs) reserves or production or the average sales price per unit of NGLs produced in your filing on Form 10-K. The staff considers natural gas liquids to be a separate production type under Items 1202(a)(4) and 1204 of Regulation S-K. Please expand the tables on pages 37 and 48 to provide that information, if such quantities are material.

Response: We acknowledge the Staff’s comment regarding reference to natural gas liquids. Natural gas liquids are considered by Cawley, Gillespie & Associates, Inc. and the associated reserves are included as a component of oil reserves as the amounts are immaterial. As of December 31, 2012, of the 5,324 MBbls of crude oil reserves for the Trust’s net profits interest, natural gas liquids were 213 MBbls, or 4%, and of the 12,168 MBbls of crude oil reserves for the Underlying Properties, natural gas liquids represented 494 MBbls, or 4%. We will include disclosure that natural gas liquids are immaterial and therefore included as a component of crude oil reserves in the next annual report on Form 10-K.

2.	Please advise or expand your disclosure to provide the material changes in proved undeveloped reserves that occurred during the year including the net quantities of proved undeveloped reserves converted into proved developed reserves and the capital expenditures incurred to convert such reserves to developed. Please refer to Items 1203(b) and 1203(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will include disclosure comparable to the following in our next annual report on Form 10-K with respect to Regulation S-K 1203 (b)-(c):

Changes in Proved Undeveloped Reserves

Proved undeveloped reserves of the Underlying Properties were 13,402 MMcf as of December 31, 2012 as compared to 32,261 MMcf as of December 31, 2011. The decrease of 18,859 MMcf during the year ended December 31, 2012 was due to price revisions as the average natural gas price used to determine estimated future net reserves declined by $1.36 per Mcf from $4.11 per Mcf at December 31, 2011 to $2.75 per Mcf at December 31, 2012. As a result of the decline in natural gas prices, 18 wells that were previously shown as PUDs were removed as they were uneconomic.

3.	We note the dollar amount of the “PV-10” disclosed for the Underlying Properties on page 37 corresponds to the same dollar amount disclosed in Exhibit 99.1. We also note the disclosure in Exhibit 99.1 which states the cost of abandoning the wells has not been included as a future expense in computing the net operating income presented in the report for the Underlying Properties. Please refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm and tell us how you have considered the inclusion of the cost of abandoning the wells in the computation of the standardized measure of discounted future cash flows disclosed on page 37 and elsewhere on page 66 relating to the Trust Net Profits Interest.

Response: As the Trust owns a net profits interest as opposed to a working interest in the properties, Enduro Resource Partners, the sponsor of the Trust, as opposed to the Trust, is responsible for plugging and abandonment costs for the properties. However, the cost incurred to abandon wells is included as an expense in calculating the net profits income to the Trust for each period. As a result, the standardized measure of discounted future cash flows includes the cost of abandoning wells to the extent that such expense is included in the net profits income for the year that is shown as a deduction from the standardized measure of discounted future net cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Discussion and Analysis of Historical Results of the Underlying Properties, page 47

4.	Please expand the table on page 48 to present the production by final product sold for each field that contains 15% or more of your total proved reserves determined on an oil-equivalent-barrels basis. Please refer to Item 1204(a) of Regulation S-K.

Response: The Underlying Properties consist of multiple fields in the Permian Basin and the East Texas / North Louisiana region. The historical information presented for the Underlying Properties for the six months ended June 30, 2011 and the year ended December 31, 2010 was presented as a supplement to the Trust’s information as the 10-K contained less than 3 years of financial information for the properties due to the Trust completing its initial public offering in November 2011. As the Trust owns a net profits interest on all the aggregated properties and information is presented on the modified cash basis of accounting, the information is grouped and reported as one single pool of properties.

Financial Statements and Supplementary Data, page 54

Oil and Natural Gas Producing Activities, page 65

Oil and Natural Gas Reserve Quantities, page 65

5.	We note you have not provided separate disclosure of natural gas liquids reserves (NGLs) in the table on page 65. FASB ASC paragraph 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant. Please expand the table on page 65 to provide that information. Alternatively, explain to us why no revision is needed.

Response: As noted in the response to question 1 above, natural gas liquids are insignificant and as a result are not separately disclosed. We will include disclosure that natural gas liquids are immaterial and therefore included as a component of crude oil reserves in the next annual report on Form 10-K.

6.	Please expand the disclosure on page 65 to provide an explanation of the significant change in your reserves due to revisions of previous estimates for the period ending December 31, 2012. Please refer to FASB ASC paragraph
932-235-50-5.

Response: We acknowledge the Staff’s comment and will include disclosure comparable to the following in our next annual report on Form 10-K with respect to the revisions of previous estimates:

Revisions of Previous Estimates

During the year ended December 31, 2012, revisions of previous estimates for natural gas reduced natural gas reserves by 26%. The decline in natural gas reserves was due to price revisions as the average natural gas price used to determine estimated future net reserves declined by $1.36 per Mcf from $4.11 per Mcf at December 31, 2011 to $2.75 per Mcf at December 31, 2012.

Exhibit 99.1

7.	We note you have not provided separate disclosure of natural gas liquids (NGLs) reserves. The staff considers natural gas liquids to be a separate product type under Item 1202(a)(4) of Regulation S-K. Please obtain and file a revised reserves report to provide that information, if such quantities are material.

Response: As noted in the response to question 1 above, natural gas liquids are insignificant and as a result are not separately disclosed. We will include disclosure that natural gas liquids are immaterial and therefore included as a component of crude oil reserves in the next annual report on Form 10-K.

8.	The reserve report refers to additional information contained in an Appendix that is not included as an attachment to Exhibit 99.1. Please obtain and file a revised report to include the referenced Appendix as supplemental information. Alternatively, remove these references if you do not intend to include the Appendix in Exhibit 99.1.

Response: The Appendix includes discussion of the standard methods employed in the estimation of reserves as well as SEC definitions of reserves. The exclusion of this information from Exhibit 99.1 was an oversight and the information will be included in the next annual report on Form 10-K.

In response to your request, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours,

ENDURO ROYALTY TRUST

By:	The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Michael J. Ulrich
Michael J. Ulrich
Vice President

cc:	Sean T. Wheeler

Latham & Watkins LLP

Thomas Adkins

Bracewell & Giuliani LLP

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